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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1
                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                (Amendment No. 3)

                              THE ENERGY GROUP PLC
                            (Name of Subject Company)
                             PACIFICORP ACQUISITIONS
                                   PACIFICORP
                                    (Bidders)

                         Ordinary Shares of 10p Each and
         American Depositary Shares, Each Representing 4 Ordinary Shares
                  and Evidenced by American Depositary Receipts
                         (Title of Class of Securities)

                                   292691 10 2
                      (CUSIP Number of Class of Securities)

                               Richard T. O'Brien
                                   PacifiCorp
                      Port of Portland Building, Suite 1600
                                700 NE Multnomah
                             Portland, Oregon 97232
                                 (503) 731-2000

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

                                    Copy to:
                               Stuart W. Chestler
                                 Stoel Rives LLP
                         900 SW Fifth Avenue, Suite 2300
                           Portland, Oregon 97204-1268
                                 (503) 294-9500

                                      14D-1

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1.   Name of reporting person

     PacifiCorp Acquisitions
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2.   Check the appropriate box if a member of a group                    (a) ___
                                                                         (b) ___

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3.   SEC Use Only


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4.   Sources of Funds

     AF, BK
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5.   Check box if disclosure of legal proceedings is required pursuant
     to Items 2(e) OR 2(f)                                                   ___

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6.   Citizenship or place of organization

     England and Wales
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7.   Aggregate amount beneficially owned by each reporting person

     None (0)
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8.   Check box if the aggregate amount in row (7) excludes certain shares
                                                                             ___

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9.   Percent of class represented by amount in row (7)

     None (0)
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10.  Type of reporting person

     CO
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                                      14D-1

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1.   Name of reporting person

     PacifiCorp
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2.   Check the appropriate box if a member of a group                    (a) ___
                                                                         (b) ___

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3.   SEC Use Only


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4.   Sources of Funds

     BK
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5.   Check box if disclosure of legal proceedings is required pursuant
     to Items 2(e) OR 2(f)                                                   ___

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6.   Citizenship or place of organization

     Oregon
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7.   Aggregate amount beneficially owned by each reporting person

     None (0)
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8.   Check box if the aggregate amount in row (7) excludes certain shares
                                                                             ___

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9.   Percent of class represented by amount in row (7)

     None (0)
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10.  Type of reporting person

     CO
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     PacifiCorp Acquisitions and PacifiCorp hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "Statement"), originally filed on June 30, 1997, with respect to their offer to purchase all outstanding Ordinary Shares of 10p each and American Depositary Shares, each representing 4 Ordinary Shares and evidenced by American Depositary Receipts, of The Energy Group PLC, a public limited company organized under the laws of England and Wales, as set forth in this Amendment No. 3. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.


Item 10.  Additional Information.

     (f) On July 30, 1997, PacifiCorp issued two press releases, copies of which are attached hereto as Exhibits (a)(14) and (a)(15) and are incorporated herein by reference.


Item 11.  Material to Be Filed as Exhibits.

    (a)(14) Press Release issued in the U.S., dated July 30, 1997.

    (a)(15) Press Release issued in the U.K., dated July 30, 1997.

                                   SIGNATURES

     After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 30, 1997

                                  PACIFICORP ACQUISITIONS


                                  By W.E. PERESSINI
                                     -------------------------------------------
                                     Print Name W.E. Peressini
                                                --------------------------------
                                     Title Deputy Chief Financial Officer
                                           -------------------------------------


                                  PACIFICORP


                                  By W.E. PERESSINI
                                     -------------------------------------------
                                     Print Name W.E. Peressini
                                                --------------------------------
                                     Title Vice President and Treasurer
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                                  EXHIBIT INDEX


EXHIBIT NUMBER        DESCRIPTION OF DOCUMENT
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  (a)(14)             Press Release issued in the U.S., dated July 30, 1997

  (a)(15)             Press Release issued in the U.K., dated July 30, 1997